April 19, 2011
Mr. Mark Cowan
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.	Mr. Mark Cowan Document Control — EDGAR
RE:	RiverSource Variable Series Trust Variable Portfolio — Nuveen Winslow Large Cap Growth Fund (the Fund) Post-Effective Amendment No. 12 File No. 333-146374 / 811-22127
Dear Mr. Cowan:
This letter responds to comments received by you on April 6, 2011 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Comment 1.	Although the Fund may not rely on the delivery procedures provided in Rule 14a-16 under the 1934 Act, please supplementally confirm that the Fund will post its proxy materials on the internet as required by the Rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911 (Aug. 1, 2007). See also, Internet Availability of Proxy Materials, Rel. No. IC-27671 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

Response 1.	So confirmed.

Comment 2.	Please confirm that the registrant is aware of its obligation to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement. See IC-28617 (February 9, 2010)

Response 2.	So confirmed.

Comment 3.	The disclosure stating that the fund emphasizes a growth style of investing and therefore seeks companies experiencing a high rate of current growth should be moved to the strategies section.

Response 3.	The Fund’s principal investment strategies disclosure in the section titled “Summary of the Fund” will be revised to add the following sentence at the beginning of the second paragraph:

“The portfolio manager’s fundamental, bottom-up investment process centers on identifying growth companies.”

This disclosure was derived from the Fund’s principal investment strategies as described in the section titled “More Information About the Fund.”

Comment 4.	The discussion regarding the use of derivatives is rather extensive.

a)	Please explain to the staff why the use of derivative instruments is not included among the principal strategies and risks.

Response 4.a):	The Fund is permitted, under its policies with regards to securities investments, to invest in certain derivative instruments and has therefore provided general disclosure regarding the use of such instruments and the risks of being so invested under the caption “Other Investment Strategies and Risks”. However, the Fund does not currently, nor does it currently intend to, invest in derivative instruments as part of its principal investment strategies. Therefore, disclosure of investing in derivative instruments is not included under the captions “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Fund”.

b)	Also, please explain whether derivative instruments may be included among the “80% of . . . net assets” in which the fund may invest. See Barry Miller Letter to the ICI dated July 30, 2010.

Response 4.b):	No, the Fund does not include investments in derivative instruments toward its 80% investment policy.

Comment 5.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-9052.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.